FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	~~0001283557~~ 1345749
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, November 29, 2005, Series 2005-AC9	333-125422-31

____

Name of Person Filing the Document
(If Other than the Registrant)



SEC MAIL PROCESSING
RECEIVED
NOV 30 2005
WASH, D.C.
185
SECTION





05073162

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC



By: ______________________________

Name: Baron Silverstein

Title: Vice President

Dated: November 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$390,355,504 (Approximately)

Asset-Backed Certificates, Series 2005-AC9

Bear Stearns Asset Backed Securities I Trust 2005-AC9
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

November 23, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. You are urged to read the prospectus and the prospectus supplement or private placement memorandum (the "Offering Documents") and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and is subject to completion. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$60,000,000	14.69%	24.65%	Floater (d)(e)(f)	3.690	12/25/35	Aaa / AAA
A-2	(g)	(g)	24.65%	Inverse Floater (d)(e)(g)	3.690	12/25/35	Aaa / AAA
A-3	$118,710,971	29.07%	24.65%	Floater (d)(e)(h)	3.690	12/25/35	Aaa / AAA
A-4	$53,959,533	13.22%	24.65%	Inverse Floater (d)(e)(i)	3.690	12/25/35	Aaa / AAA
A-5	$75,000,000	18.37%	24.65%	5.75% Fixed (d)(e)	3.690	12/25/35	Aaa / AAA
M-1	$37,361,000	9.15%	15.50%	Floater (d)(e)(j)	3.690	12/25/35	Aa2 / AA
M-2	$21,233,000	5.20%	10.30%	Floater (d)(e)(k)	3.690	12/25/35	A2 / A
M-3	$8,167,000	2.00%	8.30%	Floater (d)(e)(l)	3.690	12/25/35	A3 / A-
B-1	$3,879,000	0.95%	7.35%	Floater (d)(e)(m)	3.690	12/25/35	Baa1 / BBB+
B-2	$5,512,000	1.35%	6.00%	Floater (d)(e)(n)	3.690	12/25/35	Baa2 / BBB
B-3	$6,533,000	1.60%	4.40%	Floater (d)(e)(o)	3.690	12/25/35	Baa3 / BBB-
B-4	$14,495,000	3.55%	0.85% (p)	Floater (d)(e)(q)	Not	Offered hereby	Ba2 / BB
Total	**$404,850,504**	99.15%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of such mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in November 2015.

(d) See Optional Redemption Definition.

(e) The Class A-1 Certificates will be subject to a cap equal to 5.50% (exclusive of any rights to receive interest under the interest rate cap agreement described below) and a floor equal to 0.60%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-2 Certificates will be subject to a cap equal to 4.90% and a floor equal to 0.00% (if the Optional Redemption is not exercised than the floor will be equal to 0.50%), and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-1 Certificates and Class A-2 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on a certificate principal balance equal to the Certificate Principal Balance of the Class A-1 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to such Certificates will be allocated among the Class A-1 Certificates and Class A-2 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class A-3 Certificates will be subject to a cap equal to 8.00% and a floor equal to 0.35%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-4 Certificates will be subject to a cap equal to 16.83% and a floor equal to 0.00% (if the Optional Redemption is not exercised the floor will be equal to 0.50%), and will also be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans as described below. The Class A-3 Certificates and Class A-4 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the mortgage loans, calculated based on a certificate principal balance equal to the aggregate Certificate Principal Balance of the Class A-3 Certificates and Class A-4 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to such Certificates will be allocated among the Class A-3 Certificates and Class A-4 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class A-5 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans, minus the premium payable to the Class A-5 Insurer. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of (i) 10.00% per annum and (ii) the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related Certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the Offered Certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class A-1 Certificates will be a floating rate based on One-Month LIBOR + [0.60%] per annum.

(g) The Class A-2 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-2 Certificates will accrue interest on their notional amount. The notional amount of the Class A-2 Certificates will be equal to the Certificate Principal Balance of the Class A-1 Certificates. The pass-through rate for the Class A-2 Certificates will be a floating rate equal to 4.90% minus One-Month LIBOR (per annum).

(h) The pass-through rate for the Class A-3 Certificates will be a floating rate based on One-Month LIBOR + [0.35%] per annum.

(i) The pass-through rate for the Class A-4 Certificates will be a floating rate equal to 16.83% minus the product of 2.2 and One-Month LIBOR (per annum).

(j) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.45%] per annum.

(k) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [0.67%] per annum.

(l) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [0.72%] per annum.

(m) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.50%] per annum.

(n) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [1.90%] per annum.

(o) The pass-through rate for the Class B-3 Certificates will be a floating rate based on One Month LIBOR + [2.75%] per annum

(p) Credit Enhancement for the Class B-4 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.85% initially, with a floor of 0.85% of the original aggregate stated principal balance of the mortgage loans.

(q) The pass-through rate for the Class B-4 Certificates will be a floating rate based on One Month LIBOR + [3.00%] per annum.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $408,321,836.
- The mortgage loans were primarily originated by Bear Stearns Residential Mortgage Corporation (approximately 6%), Impac Funding Corporation (approximately 11%), Metrocities Mortgage LLC (approximately 6%) and Waterfield Mortgage Company (approximately 25%), with approximately one hundred and twenty nine other originators totaling approximately 52% (none of which represent greater than 5% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of November 1, 2005.

The Structure

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A-1, Class A-2, Class A-3 and Class A-4 Certificates
The Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will be floating rate senior securities.

Class A-5 Certificates
The Class A-5 Certificates (and together with the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates, the "Class A Certificates"; the Class A Certificates, together with the Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates are referred to herein as the "Offered Certificates") will be fixed rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates (and together with the Class M-2 Certificates and Class M-3 Certificates, the "Class M Certificates) will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and Class M-1 Certificates.

Class M-3 Certificates
The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A, Class M-1 and Class M-2 Certificates.

Class B-1 Certificates
The Class B-1 Certificates (and together with the Class B-2 Certificates, Class B-3 Certificates and Class B-4 Certificates, the "Class B Certificates") will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates
The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A, the Class M and the Class B-1 Certificates.

Class B-3 Certificates

The Class B-3 Certificates will be issued as floating rate subordinate securities. The Class B-3 Certificates will be subordinate to the Class A, the Class M, the Class B-1 and the Class B-2 Certificates.

Class B-4 Certificates

The Class B-4 Certificates will be issued as floating rate subordinate securities. The Class B-4 Certificates will be subordinate to the Class A, the Class M, the Class B-1, the Class B-2 and the Class B-3 Certificates.

Non-offered Certificates

The Class B-4, Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	PHH Mortgage Corporation (approximately 0.5%), EMC Mortgage Corporation (approximately 97%), Greenpoint Mortgage Funding, Inc. (approximately 2%) and SunTrust Mortgage, Inc. (approximately 0.5%).
Originators:	Bear Stearns (6%), Impac (11%), Metrocities (6%) and Waterfield (25%) and approximately 129 other originators.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Class A-5 Insurer:	Financial Guaranty Insurance Company.
Cut-off Date:	November 1, 2005.
Closing Date:	On or about November 30, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in December 2005.

Optional Redemption:

At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the Certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in November 2015.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase all of the remaining assets in the trust fund ("Optional Redemption"), at any time, the pass-through rate on the Class A-2, Class A-4, Class A-5, Class M and Class B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for each of the Class A-2, Class A-4 and Class A-5 Certificates, [0.225%] per annum for the Class M-1 Certificates, [0.335%] per annum for the Class M-2 Certificates, [0.360%] per annum for the Class M-3 Certificates, [0.750%] per annum for the Class B-1 Certificates, [0.950%] per annum for the Class B-2 Certificates, [1.375%] per annum for the Class B-3 Certificates and [1.500%] for the Class B-4 Certificates; or (B) on the first Distribution Date after the Distribution Date in November 2015, [0.500%] per annum for each of the Class A-2, Class A-4 and Class A-5 Certificates, [0.225%] per annum for the Class M-1 Certificates, [0.335%] per annum for the Class M-2 Certificates, [0.360%] per annum for the Class M-3 Certificates, [0.750%] per annum for the Class B-1 Certificates, [0.950%] per annum for the Class B-2 Certificates, [1.375%] per annum for the Class B-3 Certificates and [1.500%] for the Class B-4 Certificates.

Please note that the [0.500%] per annum Rate Increase on the Class A-2 Certificates will be based off of the principal balance of the Class A-1 Certificates. Please note that the [0.500%] per annum Rate Increase on the Class A-4 Certificates will be based off of the aggregate principal balance of the Class A-3 Certificates and Class A-4 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in November 2015, thereafter all net monthly excess cashflow remaining after payment of any Unpaid Interest Shortfalls and amounts necessary to restore the Overcollateralization Target Amount will be paid as principal to the Class A, Class M and Class B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the Due Period with respect to the mortgage loans, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, and, in the case of the Class A-5 Certificates, adjusted for the premium payable to the Class A-5 Insurer for such Distribution Date, and (b) with respect to the Class M Certificates and Class B Certificates, a per annum rate equal to the lesser of (i) 10.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class A Certificates will be a per annum fixed or floating rate, subject to a cap based on the Net WAC Rate described above. The pass-through rates for the Class M Certificates and Class B Certificates will be the least of (i) the related per annum floating rates as described herein, (ii) 10.00% per annum and (iii) the Net WAC Rate.

Net WAC Rate Carryover Amount: With respect to each class of Offered Certificates and any Distribution Date, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class would have been entitled to receive on such Distribution Date if the pass-through rate applicable to such class would not have been reduced by the Net WAC Rate cap on such Distribution Date (not to exceed 5.50% per annum in the case of the Class A-1 Certificates (exclusive of any rights to receive interest under the interest rate cap agreement described below), not to exceed 4.90% per annum in the case of the Class A-2 Certificates, not to exceed 8.00% per annum in the case of the Class A-3 Certificates, not to exceed 16.83% per annum in the case of the Class A-4 Certificates and not to exceed 10.00% per annum in the case of the Class M Certificates and Class B Certificates) over (y) the amount of interest paid on such Distribution Date if the Pass-Through Rate is limited by the Net WAC Rate cap plus (ii) the Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the pass-through rate for such class for the most recently ended Accrual Period.

Interest Rate Cap Agreement:

The Class A-1 Certificates will benefit from an interest rate cap agreement, the payments on which will be available to mitigate certain interest shortfalls. The interest rate cap agreement will not guarantee that any of the Class A-1 Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class A-1 Certificates will terminate after the Distribution Date in [February 2013]. It is anticipated that the interest rate cap agreement will include the following terms:

- Class A-1 Certificates Notional Balances: Strike Rate of 4.90% (capped at 8.90%) for months 1-86.

Any amounts received under the interest rate cap agreement will be used first to pay any Net WAC Carryover Amounts with respect to the Class A-1 Certificates, and then, any remaining amounts will be distributed to the Class C Certificates.

Interest Payments:

On each Distribution Date holders of the Offered Certificates will be entitled to receive the interest that has accrued on the Offered Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class A-1, Class A-2, Class A-3, Class A-4, Class M and Class B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M Certificates and Class B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class A-5 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The Trustee will calculate interest on the Class A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M Certificates and Class B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount: For any Distribution Date and each class of Offered Certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of Offered Certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any Offered Certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such Offered Certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in November 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow remaining after payment of Unpaid Interest Shortfall Amounts for such Distribution Date and amounts necessary to restore or maintain the Overcollateralization Target Amount.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month with respect to the mortgage loans, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of Offered Certificates and any Distribution Date, such Offered Certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of Offered Certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the Offered Certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the Offered Certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment to the Class A-5 Insurer, the premium due in connection with the policy;
2. Payment of the Monthly Interest Distributable Amount to the holders of the Class A Certificates;
3. Payment to the Class A-5 Insurer, for any unreimbursed draws relating to interest on the policy:
4. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
5. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
6. Payment of the Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
7. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates;
8. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates;
9. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-3 Certificates; and
10. Payment of the Monthly Interest Distributable Amount to the holders of the Class B-4 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the Certificates, on a pro rata basis, based on the respective amounts of interest accrued on such Certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A (other than the Class A-2 Certificates), Class M and Class B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount, provided however, any such Extra Principal Distribution Amount that would otherwise be distributed to the Class A-5 Certificates for any distribution date will be used to pay the Class A-5 Insurer unreimbursed draws relating to interest or principal on the policy, if any, which was not previously paid to the Class A-5 Insurer

pursuant to Interest Distributions described above prior to distributing such Extra Principal Distribution Amount to the Class A-5 Certificates;

2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates, on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and then to the holders of Class B-4 Certificates, to the extent not previously reimbursed, provided however, any such Unpaid Interest Shortfall Amounts that would otherwise be distributed to the Class A-5 Certificates for any distribution date will be used to pay the Class A-5 Insurer unreimbursed draws relating to interest on the policy, if any, which was not previously paid to the Class A-5 Insurer pursuant to Interest Distributions described above or Net Monthly Excess Cashflow as described in clause (1) above prior to distributing such Unpaid Interest Shortfall Amounts to the Class A-5 Certificates;
3. Payment of any allocated Realized Loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class B-3 Certificates;
9. Payment of any allocated realized loss amount to the holders of the Class B-4 Certificates; and
10. Payments to a reserve account to the extent necessary to pay any Net WAC Rate Carryover Amounts, first to the holders of the Class A Certificates (after taking into account amounts paid under the interest rate cap agreement with respect to the Class A-1 Certificates), on a pro rata basis, based on the entitlement of each such class, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates, then to the Class B-2 Certificates, then to the Class B-3 Certificates and then to the holders of Class B-4 Certificates, to the extent not previously reimbursed, provided however, any such Net WAC Rate Carryover Amounts that would otherwise be distributed to the Class A-5 Certificates for any distribution date will be used to pay the Class A-5 Insurer unreimbursed draws relating to interest and principal on the policy, if any, which was not previously paid to the Class A-5 Insurer pursuant to Interest Distributions described above or Net Monthly Excess Cashflow as described in clauses (1) and (2) above prior to distributing such Net WAC Rate Carryover Amounts to the Class A-5 Certificates.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow as part of the payment of the Extra Principal Distribution Amount, then to the Overcollateralized Amount until reduced to zero, then to the Class B-4 Certificates, then to the Class B-3 Certificates, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero. Realized Losses will not be allocated to the Class A Certificates.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 24.65% for the Class A Certificates; 15.50% for the Class M-1 Certificates; 10.30% for the Class M-2 Certificates; 8.30% for the Class M-3 Certificates; 7.35% for the Class B-1 Certificates; 6.00% for the Class B-2 Certificates, 4.40% for the Class B-3 Certificates and the Overcollateralized Amount (0.85% initially), for the Class B-4 Certificates.
- Overcollateralization Target Amount: 0.85% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.
- With respect to the Class A-5 Certificates, an irrevocable financial guaranty insurance policy issued by Financial Guaranty Insurance Company, which will cover certain interest shortfalls and realized losses allocated to the Class A-5 Certificates and certain payments of principal on the Class A-5 Certificates.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly, Master Servicing Fee Rate of 0.010% per annum, payable monthly and a LPMI Fee Rate of 0.0013% per annum (initially), payable monthly, as applicable.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest:	Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Registration:	The offered certificates will be available in book-entry form through DTC.
Denominations:	The Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.
Federal Tax Aspects:	The Trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.
SMMEA Eligibility:	The Class A Certificates and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Dec-05	138	25-May-08	123	25-Oct-10	128
25-Jan-06	116	25-Jun-08	119	25-Nov-10	125
25-Feb-06	116	25-Jul-08	123	25-Dec-10	129
25-Mar-06	126	25-Aug-08	120	25-Jan-11	126
25-Apr-06	116	25-Sep-08	120	25-Feb-11	126
25-May-06	120	25-Oct-08	123	25-Mar-11	136
25-Jun-06	116	25-Nov-08	120	25-Apr-11	127
25-Jul-06	120	25-Dec-08	124	25-May-11	130
25-Aug-06	117	25-Jan-09	120	25-Jun-11	127
25-Sep-06	117	25-Feb-09	121	25-Jul-11	131
25-Oct-06	120	25-Mar-09	131	25-Aug-11	128
25-Nov-06	117	25-Apr-09	121	25-Sep-11	128
25-Dec-06	120	25-May-09	125	25-Oct-11	132
25-Jan-07	117	25-Jun-09	121	25-Nov-11	129
25-Feb-07	117	25-Jul-09	125	25-Dec-11	132
25-Mar-07	127	25-Aug-09	122	25-Jan-12	130
25-Apr-07	117	25-Sep-09	122	25-Feb-12	130
25-May-07	121	25-Oct-09	126	25-Mar-12	137
25-Jun-07	118	25-Nov-09	122	25-Apr-12	131
25-July-07	121	25-Dec-09	126	25-May-12	134
25-Aug-07	118	25-Jan-10	123	25-Jun-12	131
25-Sep-07	118	25-Feb-10	123	25-Jul-12	135
25-Oct-07	122	25-Mar-10	133	25-Aug-12	132
25-Nov-07	118	25-Apr-10	123	25-Sep-12	133
25-Dec-07	122	25-May-10	127	25-Oct-12	136
25-Jan-08	119	25-Jun-10	124	25-Nov-12	133
25-Feb-08	119	25-Jul-10	128	25-Dec-12	137
25-Mar-08	126	25-Aug-10	124	25-Jan-13	134
25-Apr-08	119	25-Sep-10	125	25-Feb-13	135

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter and no losses. The Subordinate Cap will be the lesser of 10% and the rate expressed in the schedule below.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Dec-05	10.14	25-May-08	10.30	25-Oct-10	10.61
25-Jan-06	10.15	25-Jun-08	10.31	25-Nov-10	10.62
25-Feb-06	10.15	25-Jul-08	10.32	25-Dec-10	10.64
25-Mar-06	10.15	25-Aug-08	10.33	25-Jan-11	10.65
25-Apr-06	10.16	25-Sep-08	10.34	25-Feb-11	10.66
25-May-06	10.16	25-Oct-08	10.34	25-Mar-11	10.68
25-Jun-06	10.16	25-Nov-08	10.35	25-Apr-11	10.70
25-Jul-06	10.17	25-Dec-08	10.36	25-May-11	10.71
25-Aug-06	10.17	25-Jan-09	10.37	25-Jun-11	10.73
25-Sep-06	10.18	25-Feb-09	10.38	25-Jul-11	10.74
25-Oct-06	10.18	25-Mar-09	10.39	25-Aug-11	10.76
25-Nov-06	10.19	25-Apr-09	10.40	25-Sep-11	10.78
25-Dec-06	10.19	25-May-09	10.41	25-Oct-11	10.79
25-Jan-07	10.20	25-Jun-09	10.42	25-Nov-11	10.81
25-Feb-07	10.20	25-Jul-09	10.43	25-Dec-11	10.83
25-Mar-07	10.21	25-Aug-09	10.44	25-Jan-12	10.85
25-Apr-07	10.22	25-Sep-09	10.45	25-Feb-12	10.87
25-May-07	10.22	25-Oct-09	10.46	25-Mar-12	10.89
25-Jun-07	10.23	25-Nov-09	10.47	25-Apr-12	10.91
25-July-07	10.23	25-Dec-09	10.48	25-May-12	10.93
25-Aug-07	10.24	25-Jan-10	10.49	25-Jun-12	10.95
25-Sep-07	10.25	25-Feb-10	10.51	25-Jul-12	10.97
25-Oct-07	10.25	25-Mar-10	10.52	25-Aug-12	10.99
25-Nov-07	10.26	25-Apr-10	10.53	25-Sep-12	11.01
25-Dec-07	10.27	25-May-10	10.54	25-Oct-12	11.04
25-Jan-08	10.27	25-Jun-10	10.55	25-Nov-12	11.06
25-Feb-08	10.28	25-Jul-10	10.57	25-Dec-12	11.08
25-Mar-08	10.29	25-Aug-10	10.58	25-Jan-13	11.11
25-Apr-08	10.30	25-Sep-10	10.59	25-Feb-13	11.13

Selected Collateral Characteristics For the Mortgage Loans

As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$408,321,836		
Number of Loans	1,839		
Average Scheduled Principal Balance	$222,035	$19,896	$2,112,500
[(1)] Original Loan-to-Value Ratio	75.06%	16.92%	100.00%
[(1)] Mortgage Rate	6.8656%	5.0000%	9.5000%
[(1)] Net Mortgage Rate	6.6044%	4.7400%	9.2400%
[(1)] Remaining Term to Stated Maturity (months)	358	232	360
[(1)] [(1i)] Credit Score	702	577	817

[(1)] Weighted Average reflected in Total. [(1i)] Non-Zero Weighted Average Credit Score

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	13.33%
	Co-Op	0.06%
	Lo-Condo	6.10%
	Hi-Condo	0.79%
	Manufactured Home	0.34%
	PUD	20.17%
	Single-family	58.90%
	Townhouse	0.30%
Geographic Distribution	California	21.54%
	Florida	10.39%
	Texas	7.04%
	Arizona	6.79%
	New Jersey	6.10%
	Virginia	5.71%
Number of States (including DC)	48	
Documentation Type	Full/Alternative	18.02%
	No Documentation	16.70%
	No Income/No Asset	0.57%
	No Ratio	14.24%
	Stated Income	45.81%
	Stated/Stated	4.66%
Loans with Prepayment Penalties		54.92%
Interest Only Loans		49.59%

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
N/A	23	2,542,161	0.62	110,529	75.65	2.33	0.00
560 - 579	1	367,191	0.09	367,191	75.00	0.00	0.00
580 - 599	25	4,762,448	1.17	190,498	70.07	37.91	17.90
600 - 619	36	6,583,794	1.61	182,883	70.21	38.40	12.52
620 - 639	168	33,141,202	8.12	197,269	75.14	15.14	31.26
640 - 659	192	48,552,508	11.89	252,878	72.78	13.68	54.78
660 - 679	206	51,109,285	12.52	248,103	75.56	20.27	61.84
680 - 699	261	59,140,176	14.48	226,591	76.38	16.07	48.43
700 - 719	278	62,130,231	15.22	223,490	75.96	12.10	58.15
720 - 739	194	38,315,416	9.38	197,502	76.31	15.03	53.94
740 - 759	178	35,506,000	8.70	199,472	76.17	17.57	48.26
760 - 779	146	33,402,023	8.18	228,781	77.05	27.55	46.55
780 - 799	99	23,482,181	5.75	237,194	69.77	25.26	45.01
800 - 819	32	9,287,221	2.27	290,226	71.99	32.40	38.29
Total / Weighted Average:	1,839	408,321,837	100.00	222,035	75.06	18.02	49.59

Debt-to-Income Ratios of the Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.00% - 0.00%	547	128,946,238	31.58	235,734	702	72.65	0.21	54.50
0.01% - 5.00%	7	1,073,650	0.26	153,379	746	79.14	18.63	72.35
5.01% - 10.00%	11	2,533,524	0.62	230,320	703	68.43	1.97	32.87
10.01% - 15.00%	23	4,043,439	0.99	175,802	721	71.53	29.25	45.99
15.01% - 20.00%	45	9,341,960	2.29	207,599	711	73.36	10.34	78.74
20.01% - 25.00%	68	15,224,383	3.73	223,888	703	75.73	18.73	68.74
25.01% - 30.00%	125	24,832,729	6.08	198,662	713	77.16	25.90	56.01
30.01% - 35.00%	194	39,072,855	9.57	201,406	706	77.63	32.16	44.79
35.01% - 40.00%	243	53,783,107	13.17	221,330	701	76.48	19.29	49.58
40.01% - 45.00%	254	59,027,573	14.46	232,392	703	76.24	28.59	50.85
45.01% - 50.00%	273	60,742,739	14.88	222,501	692	75.46	27.11	34.23
50.01% - 55.00%	47	9,468,440	2.32	201,456	685	76.95	56.37	19.79
55.01% - 60.00%	1	172,000	0.04	172,000	748	80.00	0.00	100.00
60.01% - 65.00%	1	59,200	0.01	59,200	793	80.00	0.00	0.00
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Original Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	401	30,427,230	7.45	75,878	707	77.45	27.63	22.06
$100,001 - $200,000	775	112,416,885	27.53	145,054	700	77.22	19.34	44.42
$200,001 - $300,000	314	77,074,416	18.88	245,460	695	76.08	15.58	53.96
$300,001 - $359,650	93	30,744,758	7.53	330,589	697	75.86	18.67	63.77
$359,651 - $400,000	44	16,797,302	4.11	381,757	700	75.97	20.56	40.49
$400,001 - $500,000	90	40,326,299	9.88	448,070	707	75.32	15.17	49.16
$500,001 - $600,000	40	21,738,701	5.32	543,468	704	73.48	9.94	54.53
$600,001 - $700,000	20	12,801,150	3.14	640,058	711	73.72	15.38	55.72
$700,001 - $800,000	13	9,810,912	2.40	754,686	707	75.52	22.61	69.31
$800,001 - $900,000	13	11,117,542	2.72	855,196	721	69.36	7.33	69.25
$900,001 - $1,000,000	15	14,624,927	3.58	974,995	708	71.74	6.83	73.57
$1,000,001 - $1,100,000	1	1,070,000	0.26	1,070,000	654	59.44	0.00	100.00
$1,100,001 - $1,200,000	2	2,307,732	0.57	1,153,866	756	70.00	0.00	50.05
$1,200,001 - $1,300,000	9	11,305,498	2.77	1,256,166	700	66.67	10.98	55.42
$1,300,001 - $1,400,000	1	1,373,958	0.34	1,373,958	643	70.00	0.00	100.00
$1,400,001 - $1,500,000	2	2,960,039	0.72	1,480,019	660	70.06	100.00	0.00
$1,500,000+	6	11,424,486	2.80	1,904,081	722	62.67	32.79	34.15
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Current Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	402	30,527,009	7.48	75,938	707	77.52	27.86	21.98
$100,001 - $200,000	774	112,317,106	27.51	145,113	700	77.20	19.26	44.46
$200,001 - $300,000	316	77,641,489	19.01	245,701	695	76.06	15.47	53.91
$300,001 - $359,650	93	30,895,288	7.57	332,207	697	76.00	18.58	62.60
$359,651 - $400,000	42	16,079,699	3.94	382,850	699	75.79	21.47	42.30
$400,001 - $500,000	91	40,825,222	10.00	448,629	708	75.38	14.99	48.56
$500,001 - $600,000	39	21,239,779	5.20	544,610	703	73.32	10.18	55.81
$600,001 - $700,000	20	12,801,150	3.14	640,058	711	73.72	15.38	55.72
$700,001 - $800,000	13	9,810,912	2.40	754,686	707	75.52	22.61	69.31
$800,001 - $900,000	13	11,117,542	2.72	855,196	721	69.36	7.33	69.25
$900,001 - $1,000,000	15	14,624,927	3.58	974,995	708	71.74	6.83	73.57
$1,000,001 - $1,100,000	1	1,070,000	0.26	1,070,000	654	59.44	0.00	100.00
$1,100,001 - $1,200,000	2	2,307,732	0.57	1,153,866	756	70.00	0.00	50.05
$1,200,001 - $1,300,000	9	11,305,498	2.77	1,256,166	700	66.67	10.98	55.42
$1,300,001 - $1,400,000	1	1,373,958	0.34	1,373,958	643	70.00	0.00	100.00
$1,400,001 - $1,500,000	2	2,960,039	0.72	1,480,019	660	70.06	100.00	0.00
$1,500,000+	6	11,424,486	2.80	1,904,081	722	62.67	32.79	34.15
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Net Mortgage Rates of the Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
4.500% - 4.999%	2	366,099	0.09	183,049	713	47.03	0.00	0.00
5.000% - 5.499%	41	11,458,644	2.81	279,479	729	70.43	46.37	29.30
5.500% - 5.999%	251	68,740,344	16.83	273,866	722	69.52	30.62	43.40
6.000% - 6.499%	499	120,435,885	29.50	241,354	697	73.76	20.73	47.20
6.500% - 6.999%	546	116,607,254	28.56	213,566	696	77.07	13.43	57.64
7.000% - 7.499%	313	56,358,775	13.80	180,060	693	78.69	6.64	49.77
7.500% - 7.999%	135	27,631,342	6.77	204,677	704	79.41	6.64	51.95
8.000% - 8.499%	44	5,418,106	1.33	123,139	700	80.66	14.72	41.18
8.500% - 8.999%	4	692,329	0.17	173,082	707	81.17	0.00	14.56
9.000% - 9.499%	4	613,059	0.15	153,265	704	83.82	33.28	83.04
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Mortgage Rates of the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
5.000% - 5.499%	6	995,336	0.24	165,889	715	54.24	31.63	0.00
5.500% - 5.999%	88	25,158,257	6.16	285,889	730	69.08	44.48	44.69
6.000% - 6.499%	312	85,350,486	20.90	273,559	710	70.71	26.91	40.16
6.500% - 6.999%	581	131,556,736	32.22	226,432	697	74.83	17.11	51.19
7.000% - 7.499%	426	86,873,310	21.28	203,928	696	77.94	12.66	58.37
7.500% - 7.999%	296	54,472,210	13.34	184,028	696	78.86	6.37	48.49
8.000% - 8.499%	89	18,549,561	4.54	208,422	703	79.38	8.04	55.19
8.500% - 8.999%	34	4,114,703	1.01	121,021	700	81.15	10.63	40.07
9.000% - 9.499%	3	638,179	0.16	212,726	704	80.00	0.00	15.79
9.500% - 9.999%	4	613,059	0.15	153,265	704	83.82	33.28	83.04
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Original Loan-to-Value Ratios of the Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
15.01% - 20.00%	1	550,000	0.13	550,000	669	0.00	100.00
20.01% - 25.00%	1	159,311	0.04	159,311	749	0.00	0.00
25.01% - 30.00%	3	539,278	0.13	179,759	784	29.67	72.32
30.01% - 35.00%	6	860,946	0.21	143,491	679	0.00	26.95
35.01% - 40.00%	20	3,301,291	0.81	165,065	704	12.06	36.68
40.01% - 45.00%	15	2,857,119	0.70	190,475	716	4.69	22.90
45.01% - 50.00%	19	5,078,826	1.24	267,307	680	13.14	33.52
50.01% - 55.00%	24	7,753,221	1.90	323,051	680	5.97	27.99
55.01% - 60.00%	32	11,510,799	2.82	359,712	697	1.60	50.85
60.01% - 65.00%	88	40,011,926	9.80	454,681	709	13.77	43.13
65.01% - 70.00%	114	31,676,915	7.76	277,868	693	25.04	41.45
70.01% - 75.00%	138	39,655,398	9.71	287,358	696	10.41	53.28
75.01% - 80.00%	1,283	247,983,539	60.73	193,284	705	18.85	54.60
80.01% - 85.00%	8	1,517,339	0.37	189,667	685	38.99	28.86
85.01% - 90.00%	40	6,715,536	1.64	167,888	687	38.26	24.86
90.01% - 95.00%	28	5,217,220	1.28	186,329	696	24.86	13.45
95.01% - 100.00%	19	2,933,172	0.72	154,377	661	95.39	0.00
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	18.02	49.59

Geographic Distribution of Mortgaged Properties of the Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	228	87,932,386	21.54	385,668	704	70.17	13.82	55.59
Florida	211	42,415,528	10.39	201,021	700	76.13	9.63	47.88
Texas	234	28,744,989	7.04	122,842	709	78.92	20.63	18.44
Arizona	138	27,734,971	6.79	200,978	704	77.66	16.60	75.29
New Jersey	88	24,913,601	6.10	283,109	691	75.00	11.66	40.52
Virginia	72	23,319,563	5.71	323,883	699	73.06	21.83	57.67
New York	55	18,671,978	4.57	339,491	698	73.96	15.42	57.62
Maryland	69	18,061,964	4.42	261,768	683	75.71	11.89	63.60
Colorado	56	13,491,262	3.30	240,915	713	74.96	51.01	51.02
Illinois	68	12,071,072	2.96	177,516	706	78.68	13.15	20.26
Georgia	80	11,734,221	2.87	146,678	704	79.21	11.65	43.21
Minnesota	38	9,262,255	2.27	243,744	727	76.04	27.93	51.92
Washington	38	8,845,958	2.17	232,788	693	77.26	32.82	62.09
Other (1)	464	81,122,090	19.87	208,572	702	76.75	22.75	45.15
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

[1] Other includes states and the District of Columbia with fewer than 2% concentrations individually.

Subordinate Financing of the Mortgage Loans

Range of Junior Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
NO	633	158,936,037	38.92	251,084	694	71.12	15.98	38.12
YES	1,206	249,385,800	61.08	206,788	707	77.56	19.32	56.90
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	439	118,438,478	29.01	269,792	687	69.47	15.44	41.92
Purchase	1,302	265,687,389	65.07	204,061	709	77.74	18.42	53.24
Rate/Term Refinance	98	24,195,970	5.93	246,898	701	72.89	26.23	47.07
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Mortgage Loan Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	366	73,573,980	18.02	201,022	708	77.64	100.00	38.17
No Documentation	302	68,200,381	16.70	225,829	703	70.29	0.00	52.85
No Income/No Asset	13	2,342,784	0.57	180,214	717	71.18	0.00	41.87
No Ratio	231	58,135,287	14.24	251,668	700	75.60	0.00	57.19
Stated Income	846	187,044,245	45.81	221,092	700	75.71	0.00	51.89
Stated/Stated	81	19,025,160	4.66	234,879	691	74.55	0.00	37.19
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Occupancy Types of the Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	601	95,048,848	23.28	158,151	731	75.93	18.38	42.51
Primary Residence	1,126	287,590,288	70.43	255,409	691	74.68	17.75	51.55
Second/Vacation	112	25,682,700	6.29	229,310	713	75.97	19.63	53.89
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	239	54,432,555	13.33	227,751	717	75.45	16.36	44.67
Co-Op	1	263,973	0.06	263,973	796	74.42	100.00	0.00
Condominium	128	24,915,774	6.10	194,654	715	75.55	16.34	51.07
Hi-Rise Condo	11	3,229,896	0.79	293,627	722	78.89	0.00	54.08
Manufactured Home	5	1,397,976	0.34	279,595	690	67.23	19.16	0.00
Planned Unit Development	369	82,352,055	20.17	223,176	700	75.89	18.32	52.34
Single-family	1,077	240,516,939	58.90	223,321	697	74.63	18.56	49.91
Townhouse	9	1,212,669	0.30	134,741	677	73.51	27.83	46.44
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	776	184,067,925	45.08	237,201	704	75.53	19.17	44.92
5 Months	1	272,000	0.07	272,000	683	80.00	0.00	100.00
6 Months	319	76,121,532	18.64	238,625	704	74.01	23.14	53.87
8 Months	15	2,457,181	0.60	163,812	703	79.57	10.74	83.74
12 Months	82	17,420,461	4.27	212,445	691	71.34	12.41	43.92
24 Months	34	6,466,517	1.58	190,192	685	73.10	5.71	27.06
36 Months	508	104,413,366	25.57	205,538	699	75.86	15.39	60.57
60 Months	104	17,102,853	4.19	164,451	705	73.48	10.61	22.33
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Interest Only Terms of the Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Not Interest Only	1,062	205,832,944	50.41	193,816	701	74.53	22.10	0.00
36 Months	1	245,000	0.06	245,000	671	74.70	0.00	100.00
60 Months	65	13,982,505	3.42	215,115	682	75.42	3.61	100.00
120 Months	711	188,261,387	46.11	264,784	705	75.60	14.65	100.00
Total / Weighted Average	1,839	408,321,837	100.00	222,035	702	75.06	18.02	49.59

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Doug Lucas *Sr. Managing Director*	Tel: (212) 272-5451 dlucas@bear.com

MBS Structuring

Perry Rahbar *Vice-President*	Tel: (212) 272-5451 prahbar@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Michael Cohn *Analyst*	Tel: (212) 272-6561 mcohn@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Spencer Van Kirk – S&P	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 todd.swanson@moodys.com